Filed by SanDisk Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: msystems Ltd.
Commission File No.: 001-11712
The following is a transcript of the questions and answers that followed the delivery of prepared remarks by SanDisk Corporation and msystems Ltd. on July 31, 2006.
Lori Barker Padon — SanDisk — Dir. of IR
would be much appreciated.
     Paul Coster — JPMorgan — Analyst
     Thank you very much. And if each caller could ask just one question at a time that
     Good morning, this is Paul Coster. To date, Eli, SanDisk has occupied the role of price leader and aggressively so, and that’s been one of the wonderful features of your business model, you’re able to exploit your cost leadership and obviously you forced some OEMs into very difficult circumstances. How is this going to impede your exercise of that particular point of leverage?
     Eli Harari — SanDisk — Chairman, CEO
     We’ve always believed, Paul, as you know, that these markets, in order for them to develop into very large-scale markets, needs to have the benefit of (technical difficulty) our ability to bring the cost down and transfer the benefit to customers. I don’t see that as changing. I see — the difference is that the combination of msystems and SanDisk on the innovation is what is going to give us frankly the ability to go up the food chain and to differentiate our products. On the other hand, though, we are going to become a very large manufacturer of non-flash, non-ML [fee] and in the future hopefully x4 ML fee.
And therefore we believe that the right strategy moving forward is to tap into the OEM markets msystems has cultivated and nurtured over the last years and, as you know, our OEM business too has been growing very nicely. We just reported our last quarter OEM business was at its highest level record for the Company. So the combination of the OEM business from — msystems brings and with that that we have ready, we’ll make the OEM contribution to our total sales in the future closing a good balance for our retail. The pricing of course will have to be driven by cost, driven also to extend the markets.
     Paul Coster — JPMorgan — Analyst
     Just one follow-up. On the HSR antitrust front, can you make any comments about what if any issues you anticipate there?
     Eli Harari — SanDisk — Chairman, CEO
     We expect relatively smooth sailing here. We expect — there is very little overlap. And as we said, msystems is very strong in OEM, we are very strong in retail. In costs there’s very little overlap in the two. In USB flash drives we clearly are competitors. We intend to continue to supply systems to OEM customers that have been traditionally our competitor. And we will take every step possible to ensure those OEMs that we intend to continue to grow the business that msystems is conducting with them.
     Paul Coster — JPMorgan — Analyst
     Thank you.
Operator
     We’ll take our next question.
Unidentified Speaker
     Hello. Congratulations. I was hoping, Eli, if you give comment a little bit on x4. Last week on your conference call I asked what you thought about competing multi bid technologies. How vital to this transaction is the potential commercialization of x4 and what would your strategy be? I know Dov has previously said that he would probably use it to trade for capacity. You have capacity. Would you use a royalty type strategy or how would you go about implementing x4?
     Eli Harari — SanDisk — Chairman, CEO
     This is Eric, right?
Unidentified Speaker
     It’s Eric, yes.
     Eli Harari — SanDisk — Chairman, CEO
     Good question. And I’ll let also Dov answer the way he sees this. X4 is a very interesting technology, very exciting if it can be productized, commercialized and applicable to a wide range of flash stored applications it would be truly an important breakthrough for the industry. msystems has been working on a number of years on this technology. I think the combination of the two companies, the skill that we bring on the flash device side as well as systems and msystems’ great expertise on the systems wide would enhance, in my opinion, the probability of success on that.
So we are very excited about it, but on the other hand I must say that we need to be very conscious. I don’t want to set an expectation before we really get deep into it, but we are very committed to drive it now together with msystems to answer your question about msystems’ (indiscernible) strategy of using x4 to leverage favorable supply agreements, you’re quite right. The situation now will be changing post closing that we do have a very substantial supply. But we — frankly, we have not yet contemplated any changes to what Dov has annunciated and we’ll study it very carefully. The first order of the day is for us to get together and understand how to accelerate now the development of x4. And Dov, if you want to answer any other comment.
     Dov Moran — msystems — President, CEO

     Clearly our situation today is very different from let’s say yesterday in the sense that we are together a company that owns (indiscernible), owns capacity and has the ability to utilize x4 practically in order to get much more capacity per wafer. That’s a constant behind it. And this is going to be probably the first priority. Clearly the management of SanDisk will consider its approach regarding this technology and how to make the best out of it and things are not finalized from last night to now on this issue.
Unidentified Speaker
     Eli, if I could just ask — given that Hynix is a very significant supplier to msystems and Hynix does not have an MLC license, does this at all change your view towards your relationship with Hynix?
     Dov Moran — msystems — President, CEO
     We always said that with regards to any of the major players in this industry we would rather develop good business relationships including licensing and including corporation and development of new markets and new technologies and that applies very much to Hynix. So we will definitely look to ways to basically resolve any outstanding IP issues as we also resolve the benefits of a corporation in terms of supply going forward — potential supply going forward.
Unidentified Speaker
     Okay. Thank you.
Operator
     And we’ll take our next question.
     Daniel Amir — WR Hambrecht — Analyst
     Hello. This is Daniel from WR Hambrecht. Thanks for taking the call. Congratulations, Dov and Eli, on the merger. A couple questions. I guess first of all, this is just a general question. But Dov, what is going to be your new role in the Company and I guess do you guys feel from an org chart perspective what — is anything going to change here in the Company or are things going to stay the way it is after the merger closes in Q4?
     Dov Moran — msystems — President, CEO
     Well, first of all, as for the closing, at msystems we are continuing to run the Company; we are going to do what we have done before, that’s a part of life and we do hope to disclose it with (indiscernible). Regarding my role — first, I’m fully dedicated to the [build], to the process, to the success of the combined company. I will give the new company (indiscernible) in order to make it a success.
Regarding the organizational chart and how the msystems thing is going to function under SanDisk, again, it’s too early to go into such discussions. I know from Eli that he likes what he sees with the current structure and the concept is to continue and run the business in Israel not as a business center but as a business center with the divisions, with the divisions’ managers, with the sales force, with the R&D people, with the business development guys, with the logistics, operations and all the rest and with the great infrastructure that existed at SanDisk in order to get business supply and to grow the business.
     Eli Harari — SanDisk — Chairman, CEO
     So basically we’re not looking, Daniel, at msystems as an R&D center in Israel. We’re looking at it as an integral part of our business going forward. We like what we see. They have been very successful in generating major revenues from a very strong market position. We think we can help them where they are strong and we can definitely help them where they’re week and we can learn a hell of a lot from them and they can strengthen us.
It will be one team, one company. We will be focusing on integration to achieve the maximum effectiveness. We will not change anything that works and we will do whatever we can to complement their strengths. But we are very, very excited about what Dov and his people have built and this will hopefully be the baseline for taking us to the next level.
     Daniel Amir — WR Hambrecht — Analyst
     Thanks. And on the mobile side you commented that in the short-term that’s an area that you’re going to see the benefit. Can you just highlight a bit — I mean, what’s your thought process? How you feel the two companies together are going to really benefit from this very much in the short-term?
     Eli Harari — SanDisk — Chairman, CEO
     I think that — and I’ll let also Dov comment. As you know, mobile is a fast growing market. We had started investing in that market five or so years ago. I think Dov and his people have done the same. But we’ve come at it from two different points of view. We have focused very much on the mobile card for content storage. msystems has focused very much on the embedded storage, the mDOC, the H3 basically taking the MCP motherchip package approach and also more recently the megaSIM.
If you want to be a major player in the mobile market I think it is best if you offer a wide range of products that cover all bases and we think that there is a very large opportunity, both on the embedded side and on the mobile side. The combination of the two companies will give us the ability to cover all of those bases without duplicating efforts.
If it weren’t for this acquisition SanDisk would have to do develop the embedded market beyond our iNAND product and msystems would have to develop their mobile cards business. So I think that that is an unnecessary duplication that I think we’re going to get the instant benefit. Instant I mean — I’d say within the next several quarters.
     Dov Moran — msystems — President, CEO
     We are focusing on the embedded flash data storage market mostly. And I say that we do have a proven great technology with many models, with many customers and great potential. But looking at our situation, we saw (indiscernible) in the last years are from a supply issue. We were very limited with supply. We could sell much more than what we sold until today. I do believe that (indiscernible) with SanDisk or having the SanDisk sub capacity and potential for capacity we are resolving this very, very critical problem of msystems that will allow us to provide much more capacity to many more customers in more models and in much higher numbers.

One more benefit to what we are doing now is having the capability to go to our customers and offer them a full set of solutions from embedded to semi removable and to removable with the same supplier, same support, same technologies at some time and a greater capability that will allow us to offer from low capacity to high capacity with any transactor. That’s a great (indiscernible) solution and a great combination and one good example for the wonderful synergy that we have between the companies.
     Eli Harari — SanDisk — Chairman, CEO
     In addition to that I would say that one new factor is that msystems will now be able to offer its existing OEM customers also support in the aftermarket through our retail mobile stores.
     Daniel Amir — WR Hambrecht — Analyst
     Thank you.
Operator
     We’ll take our next question.
Unidentified Speaker
Good morning. Eli, can hear me?
     Eli Harari — SanDisk — Chairman, CEO
Is this Satya?
     Satya Chillara — American Technology Research — Analyst
     Yes, this is Satya from American Technology Research. Congratulations, gentlemen. Eli, can you just walk us through how did this deal come about and what are the top three reasons you got motivated to do this deal, please?
     Eli Harari — SanDisk — Chairman, CEO
     Okay. Well, you know Dov and I go back a long, long time ago as serious competitors and more recently, the last three years — four years U3 where we are competitors but also have created a new market. During all of that time we got to know each other, to understand each other, to have a lot of respect for each other even though throughout — we’re still competitors.
At a certain point in time it got to be clear that this market is getting very, very big. The competition is getting very, very big. And that consolidation is going to happen if you want to remain a strong competitor and the market leader. So that leads us really to the three points that you talked about. First of all, definitely the synergies between the two companies are very exceptional. There is just very, very — a great [complementarity] and very little overlap or duplication in customers or markets — tremendous synergies in that.

Secondly, I think the vertical integration model that we have proven and our investments in that model in terms of the fab capacity are a very, very good fit for msystems’ ability to continue to serve their customers. As Dov has pointed out, they in the past have been limited in their ability to meet the demands of the customers which I believe will be able to do. So it’s not just getting a lower-cost structure for msystems, but more importantly, having a more plentiful supply for their customers.
And the third one is life’s too short to try to create everything on your own. And both companies really, really like each other — the cultures are very similar. Both companies are very innovative, very driven by innovation and life is too short trying to do really — to —. So every way you look at it — in the handset, in the mobile computing, there’s just — it’s a very, very good fit.
     Satya Chillara — American Technology Research — Analyst
     Okay. Just as a follow-up question, Eli, between the matrix approach and the x4 approach, will you fund both the programs going forward or would you take some time and decide which program you want to pursue? What are your initial thoughts on these two attractive technologies?
     Eli Harari — SanDisk — Chairman, CEO
     We will absolutely pursue both of these. They are actually requiring a different set of resources. x4 is relying basically on the existing flash technology with some modifications to the flash chip, but most of the innovation is at the system level, the controller and that is what msystems has a significant head start. On the other hand, matrix 3-D is of course very much a process — devised technology and at least in the next few years its greatest potential is in the (indiscernible) or content distribution.
So they address different markets at this stage and they are both having huge potential for us, and certainly we would be remiss to not invest resources and the funds to drive both of these. The x4 also has the ability to extend the effective life of our fab investment. For example, of the 200 mm fab capacity could be extended by at least one more generation and definitely, like Dov has said, getting twice as many megabytes for (indiscernible) would be great.
As you know, we are developing also the 3 bits per cell technology and I think that we are very fortunate to have such a tremendous array of technologies that we’re pursuing at very high vigor, if you will. Because, compared to the investments in fab capacity, these are actually relatively small. This is a very small percentage. So it’s very, very important that we continue to do so and the Boards definitely support that level of commitment.
     Satya Chillara — American Technology Research — Analyst
     Great, thank you.
Operator
     We’ll take our next question.
     Tristan Gerra — Robert W. Baird — Analyst
     Good morning. Tristan Gerra, Robert W. Baird. Could you give us a sense on when you expect to complete the migration of msystems’ procurement to your internal production?

     Eli Harari — SanDisk — Chairman, CEO
     Let me tell you that this is a very high priority item for us. We intend to definitely use our supply to meet msystems’ demands, but we think with our own growing demand we will need to continue to leverage extensive supply from non-captive using msystems’ current supply. So this is going to be a very high priority for Dov and I and our people to, A, assure continuity of that supply and, B, possibly drive to increment it, to increase it.
     Tristan Gerra — Robert W. Baird — Analyst
     Okay. And then just a quick one. If we look at the potential size of the embedded NAND flash market a few years from now, we have roughly — I mean, how should I go about estimating the percentage of total NAND flash coming from the embedded NAND flash market in which you did not participate in the past and in cards?
     Eli Harari — SanDisk — Chairman, CEO
     The embedded flash market is growing very nicely. There are actually two different markets we can talk about here — the market of mobile and the rest. In the mobile we are going to see more and more cell phones, smart phones with internal flash, 128 MB, 256 and later on 2 GB, 4 and 8 GB. This is very clear that (indiscernible) it makes a lot of sense. There is a place here for embedded flash, memory cards and there will be a billion cellular phones that are going to be manufactured a year, you are going to see many varieties of such combinations.
Regarding the embedded flash which is not in the mobile market, we do see a great increase of interest as a replacement of a hard drive in the notebooks and other devices. And that clearly this will become a great market several years from today as the price of flash will continue to go down to the (indiscernible) on a price per GB or per MB and new technologies as x4 will come and allow a much lower price per device. These are things that are happening; it’s not a dream, it’s not a far future, this will happen in the next several years.
     Tristan Gerra — Robert W. Baird — Analyst
     Great, thanks a lot.
Operator
     We’ll take our next question.
     Craig Ellis — Citigroup — Analyst
     Hello, everybody. It’s Craig Ellis here. First, congratulations on the transaction.
     Eli Harari — SanDisk — Chairman, CEO
     Thanks. Now you have only half the work to do. You don’t have to cover two companies.

     Craig Ellis — Citigroup — Analyst
     I’ll turn the questioning to Judy a little bit. Judy, you mentioned accretion potential in the fourth quarter of 2007. Can you provide any broad parameters around some of the underlying growth assumptions that are part of that outlook or revenue mix between the SanDisk and msystems (inaudible) or how we should think about IT as a percentage of your overall revenue (inaudible)?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     I think it’s a little premature for us to talk about the revenue mix or growth of the revenue in the first year. Let me say that we expect that the combination will be accretive on an operating basis toward the end of the first year of combination. And we’re assuming that the transaction will most likely close in the first quarter of 2006 which is how I arrived with my comment on our expectation that it will be accretive on an operating basis by the end of 2007.
We have a lot of work to do clearly to recognize the synergies on a supply basis and to plan for the integration of the two companies. And as we work through that planning process and then close the transaction we’ll be in a better position to provide more specific guidance on the revenue composition of the combined company as well as the operating model of the combined company.
But relative to revenue, which was your question, let me reiterate what I said on the call which is that from a planning perspective we’ve assumed that we will have some modest attrition of revenue in the near-term after the close of the transaction, but it is absolutely our objective to service all of the customers of both companies. And we will be working hard to be able to maintain the revenue stream of both and to focus on growth because this transaction is really all about growth and synergies.
     Craig Ellis — Citigroup — Analyst
     Okay, excellent. And then for Eli or Dov, are there any breakup fees associated with the agreement that (inaudible)?
     Eli Harari — SanDisk — Chairman, CEO
     I think that all of these details are going to be sent down — all the details of the transaction are in a proxy that will the issued in — Judy, in the next 24 hours or so?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     It will actually be described in the merger agreement that will be filed within the next day or so.
     Craig Ellis — Citigroup — Analyst
     Okay, thanks very much.
Operator
     We’ll take our next question.

     Mark Edelstone — Morgan Stanley — Analyst
     Good morning, Eli. It’s Mark Edelstone.
     Eli Harari — SanDisk — Chairman, CEO
     Good morning, Mark.
     Mark Edelstone — Morgan Stanley — Analyst
     A couple questions for you. The first one is if you were to look at the gross margin that you could generate on the msystems products if you were sourcing the flash internally, how would that compare versus the gross margins that they generate themselves on their current sourcing strategy?
     Eli Harari — SanDisk — Chairman, CEO
     Judy, do you want to answer that question?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     Yes, let me take that, Mark. As we look to integrate the two companies we anticipate that we will be able to supply a portion of the msystems memory needs with our current SanDisk captive fab capacity. However, we will also continue to purchase on a non-captive basis to meet the needs of the msystems memory supplies as well as SanDisk also.
     So it’s a little bit premature at this point for us to give guidance on how much we’ll be able to increase the gross margin until we sort through the mix of the captive and non-captive. But clearly that is one of the benefits of this transaction is that we do believe we will be able to raise the gross margin percentage for the msystems business.
     Mark Edelstone — Morgan Stanley — Analyst
     So I guess from what you’ve seen so far, Judy, would it be any different than the gross margin differential that you see in your own business today when you source from your own captive supply versus merchant?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     You know, again, I think it’s a little too early to give specific guidance on that, and we’ll answer those questions after we close the transaction.
     Mark Edelstone — Morgan Stanley — Analyst
     Okay, fair enough. Just one last question on the accretion outlook that you have. It seemed to me as I just ran some quick numbers that it’s only modestly dilutive initially. I wonder if you could comment on that just to give a sense as to what level of dilution you think is likely before you reach that accretive point towards the end of next year?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     We’re not prepared to give any specific ranges on the amount of dilution in the near-term, but I think it’s — your comment is fair. We don’t expect it to be more than modest dilution on an operating basis. Recall that on a GAAP basis there will be charges for in process R&D and amortization of intangibles and primarily in the first quarter after the close of the transaction we will have some impact to revenue because under purchase accounting we will not be able to recognize the deferred revenue on the books of msystems.
     So there will be quite a bit more dilution on a GAAP basis, but on an operating basis it’s our expectation that for the initial quarters delusion will be in the modest range becoming accretive towards the end of the first year.
     Mark Edelstone — Morgan Stanley — Analyst
     Okay, thanks a lot, guys. Congratulations.
     Operator
     We’ll take our next question.
     Jim Covello — Goldman Sachs — Analyst
     Good morning, congratulations. It’s Jim Covello from Goldman Sachs. One quick question. It would strike I think a lot of us that there may be additional bidders for msystems. Is there anything you can tell us that might show up in the merger proxy agreement that would — that might prohibit or discourage other folks from coming in and bidding on what is obviously a pretty attractive asset here? Thanks.
     Dov Moran — msystems — President, CEO
     Well, generally we believe that the combination of msystems and SanDisk is the perfect combination by many means. And I would doubt if there will be a motivation for anyone else to come and propose another bid.
     Jim Covello — Goldman Sachs — Analyst
     And just as a quick follow-up, if someone did come in, is anything in the merger agreement that would discourage that?
     Dov Moran — msystems — President, CEO
     It’s a very complicated agreement. There are clearly many classes that relate to our offers. I would not go through the call — through all the legals of that. I said that the document would be in 24 hours and probably you will find the information there.

     Jim Covello — Goldman Sachs — Analyst
     Terrific. Thanks again and congratulations.
     Eli Harari — SanDisk — Chairman, CEO
     I think it’s been said that both Boards wholeheartedly and unanimously support this as the best deal for our combined shareholders — our respective shareholders.
     Operator
     We’ll take our next question.
     Daniel Gelbtuch — CIBC — Analyst
     It’s Daniel Gelbtuch from CIBC. Congratulations, guys. It was a great deal. I was wondering with regard to — you mentioned that there wouldn’t be any operating synergies just yet, but is there any way to identify whether — obviously USB drive, R&D or iNAND, the products would create some sort of cost synergy over time?
     Eli Harari — SanDisk — Chairman, CEO
     You know, we’re not going to cut any R&D. We’re going to combine R&D and avoid duplication, but we have lots of projects that we’re working on and that are understaffed frankly. This is really a long-term value creation and driving for growth. So while we are pretty focused on each quarter I tell you that both Dov and I are really looking at this as a major move, a strategic move for the next really five to 20 years. And in that realm I’m very, very excited about the possibilities for combining the R&D efforts of the two companies. And I think that beyond 2007 this is going to become clearly very good for customers but very good for shareholders.
     Daniel Gelbtuch — CIBC — Analyst
     All right. And with regard to existing licensing deals and supply deals that msystems currently has with let’s say Toshiba, Hynix, etc., is there any impact on those deals as a result of the merger?
     Eli Harari — SanDisk — Chairman, CEO
     Judy, do you want to answer that?
     Judy Bruner — SanDisk — EVP, Admin., CFO
     We will be studying all of those agreements over the next few months and talking to those suppliers and partners and determining whether changes will make sense going forward.

     Daniel Gelbtuch — CIBC — Analyst
     All right. Thank you very much and congratulations.
Operator
     We’ll take our next question.
Unidentified Speaker
     This is [Kathy] (indiscernible) from AG Edwards. In terms of your capital investment plans, how do you see kind of overall for the industry the supply/demand balance evolving long-term? We’re seeing some pretty heavy investments. And in particular, you mentioned the industry is accelerating to a standard format?
     Eli Harari — SanDisk — Chairman, CEO
     We think that, as I said earlier, that the industry and the markets are young, at a relatively early stage and that particularly consumer electronics and handsets have tremendous ability to create new demand, particularly to the extent that we can develop these new products. So the dynamics of our industry are pretty well understood in terms of price elasticity and emerging new markets and we think that we now have together with the combination of the two companies the ability to address opportunities — more than each one of us individually can address. So with the supply base that we have in place we are much more confident of our ability to basically consume that and also avail ourselves of the noncaptive supply that’s there for us.
     Lori Barker Padon — SanDisk — Dir. of IR
     This is Lori Barker; we have time for one more question.
Operator
     We’ll take our final question.
     Bruce Seltzer Analyst
     Eli, it’s Bruce [Seltzer], and Dov, good afternoon. Since we have these unfortunate hostilities affecting your part of the world in the Middle East, could you just discuss where your locations are in Israel and how those locations are protected such as if they’re underground? And could you also touch on if in fact your R&D spending as a percentage of sales may need to increase?
     Dov Moran — msystems — President, CEO
     (multiple speakers). We are having this call from the shelter while the bombs are all over us — I’m joking. We are calling from (indiscernible) place in the middle of Israel. It’s about ten minutes driving from Tel Aviv. It’s far away from Lebanon. We’re not close to any bombing or anything close to it. On the other side we are far away enough from Gaza so no bombing from this part of the country. And I think that we are very safe and even more safe probably than (indiscernible) to other parts of the U.S., if you allow me.
We have another location — we are today actually in four different buildings in this area in (indiscernible). Now we are building a new building which will allow us to gather all the employees into two buildings in Kfar Saba. We have another location in the southern part of the country in a place called [Omer] which is north of Beersheba and, again, it’s far away from the Gaza strip. Practically there is no — any danger or any risk from those of issues of — those unpleasant issues of bombing and (indiscernible).
     Eli Harari — SanDisk — Chairman, CEO
     Bruce, Israel definitely — the whole Middle East is definitely — we’re not a neighborhood, but it’s amazing. I’ve been here in the last 24 hours and you really — the situation obviously is not good and hopefully there will be peace one of these days here. But the people here are very accustomed to these kinds of events. Most people complain about the humidity a lot more than about katyusha rockets, but that should not be minimized.
I think the culture here is very, very hardy and these guys are not — it’s not impacting in any way that I can detect either the moral or the tremendous focus on excelling in the business. It’s really a wonderful, wonderful team of people here that are tremendously professional and, yes, you do see some people here that have to go to the reserve service, but it’s no big deal and really — it’s a unifying experience too in many regards.
     Bruce Seltzer Analyst
     Eli, could I ask, are Dov and you likely to refrain from going onto any other companies’ boards for say the next three to four years until you can see the full benefit of this purchase show fruit so you’re not diluting your time to the benefit of any other public or private company?
     Eli Harari — SanDisk — Chairman, CEO
     I can speak for myself in that I don’t have any more bandwidth and other than the (indiscernible) Board and the (indiscernible) Board I have no intention to respond to many requests to join boards. I’m having the time of my life really just extremely, extremely exciting and very challenging. I don’t need any more excitement and certainly no more travel. So Dov, I’ll pass it on to you.
     Dov Moran — msystems — President, CEO
     Since I’m committed to the deal, to the process, to the success of SanDisk, the larger SanDisk with what I’m doing, that’s what I will do at least in the coming year. And I’m very limited in my capabilities. This is what I’m doing, there are not other things. So I will do whatever is required for the success. I’ll not a Board member in any other boards than msystems’ Board. This was my constant and theme today and, again, I’ll be devoted to a single wife, a single business.
     Bruce Seltzer Analyst
     Thank you very much.

Operator
     At this time I will turn the conference back over to our presenters for any additional or closing remarks.
     Eli Harari — SanDisk — Chairman, CEO
     Thank you for joining us today. I’m really looking forward to working with Dov and the entire msystems team to ensure a smooth integration process. We’re really thrilled to be joining these two industry pioneers and we believe that together we will accelerate the growth of the industry and improve our ability to serve the customers of both companies and bring innovation to this exciting market. Thank you very much and we’ll talk to you soon.
     Dov Moran — msystems — President, CEO
     Thank you.
Operator
     This does conclude today’s conference. Thank you for your participation. You may disconnect at this time.
Forward-Looking Statements
Statements contained in this document that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of msystems customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation,

SanDisk’s Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Q for the fiscal quarter ended April 2, 2006, msystems Form 20-F for the year ended December 31, 2005 and msystems forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on SanDisk’s website at www.sandisk.com and msystems website at www.msystems.com, as applicable.
Where You Can Find Additional Information
SanDisk may file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. msystems’ security holders are urged to read any such proxy statement/prospectus if and when it becomes available and other relevant documents filed with the SEC because they will contain important information. msystems’ security holders may obtain a free copy of any such information statement/prospects (if and when it is available) and other documents filed by SanDisk with the SEC at the SEC’s Web site at http://www.sec.gov. Any such information statement/prospectus and these other documents may also be obtained for free from SanDisk Investor Relations, 601 McCarthy Boulevard, Milpitas California 95035 (+1 408-801-1000).
If a Registration Statement is not filed by SanDisk, msystems’ security holders are advised to read the proxy statement regarding the proposed merger, which will be made available, because it will contain important information. msystems’ security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems’ security holders for free from msystems’ investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972 9-764-5000). msystems’ and its directors and executive officers may be soliciting proxies from msystems’ security holders in connection with the proposed merger. A description of certain interests that msystems’ directors and executive officers may have in the merger will be available in the proxy statement.